UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Consummation of Private Placement

On June 14, 2022, the Company consummated the previously announced private placement of 21,176,470 registered series B convertible preferred shares of the Company with a nominal value of CHF 0.01 each (“Series B Preferred Shares”) and 8,587,786 registered common shares of the Company with a nominal value of CHF 0.01 each (“Common Shares”) to CK Opportunities Wolverine S.à r.l (the “Investor”) pursuant to the investment agreement, dated May 5, 2022 (the “Investment Agreement”) among the Company, CK Opportunities Fund I, LP (the “Investment Agreement Holder”) and the Investor, an affiliate of the Investment Agreement Holder that joined the Investment Agreement pursuant to a joinder agreement (the “Transaction”). Such Series B Preferred Shares and Common Shares were issued for an aggregate purchase price of $225,000,000. In connection with the issuance of the Series B Preferred Shares, the Company and the Investor also entered into a conversion agreement, dated June 13, 2022 (the “Conversion Agreement”), which governs the conversion and redemption rights and procedures associated with the Series B Preferred Shares.

A description of the Series B Preferred Shares is set forth below:

Maturity. Perpetual.

PIK Dividend. Each holder of Series B Preferred Shares (“Holder”) is entitled to receive a 5% annual preference dividend (the “PIK Dividend”), provided that the Company’s general meeting of shareholders approves such dividend and the statutory dividend distribution requirements applicable to the Company are complied with. The PIK Dividend has the same priority as the preference dividend holders of series A preferred shares of the Company (the “Series A Preferred Shares”) are entitled to.

Liquidation Preference. Each Series B Preferred Share confers the right to receive a liquidation preference equal to the higher of $8.50 and the amount that such Series B Preferred Share would have received had it been converted into an Common Share immediately prior to the liquidation (the “Series B Liquidation Preference”). The Series B Liquidation Preference has the same priority as the Series A Preferred Shares liquidation preference, with liquidation proceeds distributed pro rata between Holders and holders of Series A Preferred Shares if the liquidation proceeds are not sufficient to cover the full amount of both liquidation preferences.

Voting rights. Each Holder is entitled to one vote per Series B Preferred Share. A special meeting of the holders of the Series B Preferred Shares is required for the approval of a tender offer, share exchange, combination, merger or comparable transaction which would result in a Holder receiving less than $8.50 of consideration per Series B Preferred Share.

Investor Conversion Option. On or after December 13, 2022, a Holder may convert all or a portion of its Series B Preferred Shares for the applicable conversion ratio in accordance with the Conversion Agreement.

Company Call Option. On or after June 13, 2027 or upon entrance into a binding agreement that would result in a change of control, if earlier, the Company may call the Series B Preferred Shares at par, subject to the terms and conditions set forth in the Conversion Agreement.

Company Forced Conversion Option. On or after June 13, 2023, the Company may force a Holder to convert some or all of such Holder’s Series B Preferred Shares at the then current conversion ratio if the daily volume-weighted average price of the Common Shares for each trading day of the prior 40 consecutive trading days (the “Daily VWAP”) is at least 130% of the initial purchase price. In addition, the Company may also force a Holder to convert some or all of such Holder’s Series B Preferred Shares at the then current conversion ratio upon entrance into a binding agreement that would result in a change of control, if the purchase price in such change of control transaction values the Series B Preferred Shares to be force converted at a per share price that is equal to or greater than the initial purchase price. If such Daily VWAP or change of control price condition, as applicable, is not met, the Company may still elect to force a Holder to convert some or all of such Holder’s Series B Preferred Shares if the Company delivers additional Common Shares to the Holder that would result in the Holder receiving equivalent economic value as if such condition had been met, as further set forth in the Conversion Agreement.

Conversion Ratio. The Series B Preferred Shares are convertible into Common Shares on a cashless, one-for-one basis, subject to anti-dilution adjustments.

The preceding description is qualified in its entirety by reference to the Conversion Agreement filed as Exhibit 10.1 to this report and to the Articles of Association of the Company, dated June 13, 2022, filed as Exhibit 3.1 to this report.

Registration Rights

The Company and the Investor also entered into a registration rights agreement on June 13, 2022 (the “Registration Rights Agreement”), pursuant to which the Company agreed to grant the Investor certain shelf take-down demand registration rights in respect of the Common Shares acquired in the Transaction and the Common Shares underlying the Series B Preferred Shares acquired in the Transaction.

In addition, the Company and SL Globetrotter, L.P. and Global Blue Holdings L.P. (the “SL/PG Shareholders”) also entered into an amendment (the “Existing Registration Rights Agreement Amendment”) to its existing Registration Rights Agreement, dated as of August 28, 2020, by and among the Company, the SL/PG Shareholders and the other persons party thereto, to waive certain limitations set forth therein, in order to enable the Company to enter into the Registration Rights Agreement with the Investor.

The preceding description is qualified in its entirety by reference to the Registration Rights Agreement filed as Exhibit 10.2 to this report and the Registration Rights Agreement Amendment filed as Exhibit 10.3 to this report.

Amended Organizational Regulations

The amendments to the organizational regulations (the “Amended Organizational Regulations”), which were approved by the Board of Directors of the Company (the “Board”) on May 4, 2022, came into effect on June 14, 2022. The Amended Organizational Regulations reflect certain changes to reflect the creation and issuance of the Series B Preferred Shares, including certain reserved matters that require the consent of the director nominated by the Investor (“Investor Director”). In particular, for so long as the Investor directly or indirectly holds at least 5% of the voting rights in the Company, in order for any resolution on the following matters to pass, the Investor Director must give an affirmative vote: (i) material amendments to the Amended Organizational Regulations or any committee charters pertaining to a proposal by the Board to the general meeting regarding to election of the Investor Director and membership of such Investor Director on committees that have an adverse and disproportionate impact on the Investor (or the Investor Director) as compared to SL Globetrotter, L.P. (the “Principal Shareholder”) (or any director nominated by the Principal Shareholder (the “Principal Shareholder Director”)), (ii) material amendments to the Articles pertaining to the appointment or removal of directors that have an adverse and disproportionate impact on the Investor (or the Investor Director) as compared to a Principal Shareholder (or the Principal Shareholder Director), (iii) any amendment to the reserved matters in the Amended Organizational Regulations, (iv) for so long as (a) Silver Lake Technology Management, LLC, Silver Lake Group, LLC and/or any general partner, manager or investment adviser affiliates (and/or any fund, company or co-investment scheme which is controlled directly or indirectly by such person or of which such person is, directly or indirectly, the general partner, manager or investment adviser) (the “Sponsor”) or any of its affiliates, (b) Partners Group AG, its affiliates and/or any investment vehicle managed or advised by Partners Group AG or its affiliates or any other entity managed, advised and/or owned or controlled directly or indirectly by Partners Group AG and/or any affiliates thereof (the “Partners Group”) or (c) Global Blue Holding L.P. jointly hold (directly or indirectly) at least 50% of the voting rights in the Company from time to time, transactions between the Sponsor or Partners Group or any of their respective affiliates, on one hand, and the Company and its affiliates on the other hand, other than on an arm’s length basis, unless approved by the majority of all directors excluding the Principal Shareholder Director or directors nominated by Global Blue Holding L.P. or any affiliate of the Sponsor or Partners Group and (v) voluntary delisting of the Company from a major stock exchange, except in the context of a change of control of the Company.

The preceding description is qualified in its entirety by reference to the Amended Organizational Regulations filed as Exhibit 10.4 to this report.

Press Release

The Company’s press release announcing the closing of the Transaction is attached hereto as Exhibit 99.1.

Capital Increase

On June 13, 2022, the Board of Directors of the Company authorized the issuance out of the authorized share capital of the Company (the “Capital Increase”) of 21,176,470 Series B Preferred Shares and 8,587,786 Common Shares to the Investor, as reflected in the articles of association of the Company dated June 13, 2022. A copy of the amended Articles of Association is furnished herewith as Exhibit 3.1 to this Form 6-K and incorporated herein by reference. On June 14, 2022, the Company effected the Capital Increase in connection with the closing of the Transactions.

This report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the registration statements on Form F-3 (No. 333-259200) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2022
GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
3.1	Articles of association of Global Blue Group Holding AG, dated as of June 13, 2022
10.1	Conversion Agreement, dated June 13, 2022, by and between Global Blue Holding AG and CK Opportunities Wolverine S.à r.l.
10.2	Registration Rights Agreement, dated June 13, 2022, by and between Global Blue Holding AG and CK Opportunities Wolverine S.à r.l.
10.3	Registration Rights Agreement Amendment, dated June 13, 2022, by and between Global Blue Holding AG, SL Globetrotter, L.P. and Global Blue Holdings L.P.
10.4	Amended Organizational Regulations, dated June 13, 2022.
99.1	Press Release, dated June 15, 2022